Mike Ritz
Direct: (410) 427-1728

May 21, 2015

via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington DC 20549

Attn: Jennifer Monick, Staff Accountant

Re: Omega Healthcare Investors, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 27, 2015

File No. 001-11316

Ladies and Gentlemen:

On behalf of Omega Healthcare Investors, Inc. (“Omega”), I am responding to the comment received from your office by letter dated May 12, 2015 (the “May Letter”) with respect to the above-referenced Form 10-K (the “Form 10-K”).

I have restated and responded to your comments in the May Letter below. Capitalized terms used in this letter have the meanings ascribed to them in the Form 10-K. All page references (excluding those in the headings and the staff’s comment) refer to the pages of the Form 10-K.

Form 10-K for the fiscal year ended December 31, 2014

Item 2. Properties, page 33

1.          We note your disclosure on page 36 that your investments with New Ark Investments, Inc. represent 13% of your total investments. We also note your disclosure that the Ark leases are 50 year leases that expire in 2063. Please clarify and tell us whether all of your leases with New Ark are 50 year leases. In future Exchange Act periodic reports, please disclose the material terms of your agreements with new Ark or advise.

Response: The New Ark investment is comprised of (i) four fifty-year direct financing leases that expire in 2063 and (ii) one twelve-year operating lease that expires in 2026. We note that Item 2 – Properties includes the total investment value of (i) $539,232 for

U. S. Securities and Exchange Commission

May 21, 2015

our investment in the four New Ark direct financing leases under the section titled “Investment in Direct Financing Leases” and (ii) $34,600 for our investment in one New Ark operating lease under the section “Leased Facilities”. The combined investment of $573,832 represents approximately 13% of our total investments.

In addition to our disclosure in Item 2 – Properties, we refer to our disclosure of our investments in direct financing leases in our consolidated financial statements. Note 5 Direct Financing Leases states the following:

On November 27, 2013, we closed on an aggregate $529 million purchase/leaseback transaction in connection with the acquisition of Ark Holding Company, Inc. (“Ark Holding”) by 4 West Holdings Inc. At closing, we acquired 55 SNFs and 1 ALF operated by Ark Holding and leased the facilities back to Ark Holding, now known as New Ark Investment Inc. (“New Ark”), pursuant to four 50-year master leases, with rental payments yielding 10.6% per annum over the term of the leases. The purchase/leaseback transaction is being accounted for as a direct financing lease.

The lease agreements allow the tenant the right to purchase the facilities for a bargain purchase price plus closing costs at the end of term.  In addition, commencing in the 41st year of each lease, the tenant will have the right to prepay the remainder of its obligations thereunder for an amount equal to the sum of the unamortized portion of the original aggregate $529 million investment plus the net present value of the remaining payments under the lease, and closing costs.  In the event the tenant exercises either of these options, we have the right to purchase the properties for fair market value at the time.

In addition to the disclosure of our investment in direct financing leases, we disclosed the acquisition of the three facilities subject to the operating lease in Note 3 – Properties. The following is an excerpt from Note 3 – Properties:

Acquisition of Three SNFs in South Carolina and Georgia

On June 27, 2014, we purchased two SNFs from an unrelated third party for approximately $17.3 million and leased them to an existing operator of Omega. The SNFs, located in Georgia and South Carolina with a total of 213 beds, were combined into a new 12 year master lease with an initial annual cash yield of 9.5%.

In the third quarter of 2014, we purchased a third SNF in South Carolina with 132 beds that was added to the master lease.  The combined purchase price, including the third SNF was $34.6 million.

In our future periodic Exchange Act reports, we will disclose the material terms of all material leases with New Ark and will clarify that only the four direct financing leases with New Ark have 50 year terms.

U. S. Securities and Exchange Commission

May 21, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

2.          In future Exchange Act periodic reports, for material properties or operators, please discuss occupancy for those facilities that are not materially occupied.

Response: As of December 31, 2014 and 2013, the Company does not have any material properties or operators with facilities that are not materially occupied. In future periods if a material property or operator is not materially occupied, we will make appropriate disclosures regarding the occupancy of those facilities that are not materially occupied.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

In-Place Leases, page F-10

3.          With respect to your below-market lease intangibles, please tell us how you considered any fixed rate renewal options in your estimate of the remaining term of the underlying leases and your basis for your determination.

Response: For assumed leases with below market rents, the Company evaluates whether the term of the renewal option should be included or excluded in our estimate of the remaining term of the underlying lease by considering several factors, including (i) the comparison of the contractual rent renewal rate versus our estimate of projected future market rental rates coupled with the length of the renewal term, (ii) the length of time between the acquisition date and the renewal date(s) as well as (iii) the current and expected operating performance of the facility and/or lessee. If we determine that it is reasonably assured the renewal option will be exercised, we include the renewal period in our estimate of the remaining term of the underlying lease.

Note 6 – Mortgage Notes Receivable, page F-21

4.          Please tell us how you complied with paragraph 29 of ASC 310-10-50, or tell us how you determined it was not necessary to provide applicable disclosures regarding credit quality information for your mortgage notes receivables.

Response: The objective of ASC 310-10-50 paragraph 29 is to provide information that enables the financial statement users to (i) understand how and to what extent management monitors the credit quality of its financing receivables in an ongoing manner and (ii) assess the quantitative and qualitative risks arising from the credit quality of its financing receivables.

We have one class of financing receivables.

U. S. Securities and Exchange Commission

May 21, 2015

We note the December 31, 2014 mortgage balance is approximately 17% of our total assets with the majority (92%) of the balance comprised of three mortgage notes.

We address the qualitative and quantitative provisions of paragraph 29 in different areas of our disclosures. Our evaluation process is largely focused on the qualitative risk factors. We refer to our disclosure in Note 2 to our consolidated financial statements “Loan and Direct Financing Lease Impairments” for our discussion regarding the credit quality of our mortgage notes and receivables in general. Within our Loan and Direct Financing Lease Impairments disclosure, we specifically discuss credit quality indicators similar to those set forth in ASC 310-10-55-19. Specifically, we evaluate the following when determining the collectability of our mortgage notes receivable such as (i) non-payment under the loan documents, (ii) impairment of the underlying collateral, (iii) financial difficulty of the operator or other circumstances that may impair full execution of the loan documents. The following is an excerpt from our Note 2 disclosure:

Management evaluates our outstanding mortgage notes, direct financing leases and other notes receivable. When management identifies potential loan or direct financing lease impairment indicators, such as non-payment under the loan documents, impairment of the underlying collateral, financial difficulty of the operator or other circumstances that may impair full execution of the loan documents or direct financing leases, and management believes it is probable that all amounts will not be collected under the contractual terms of the loan or direct financing lease, the loan or direct financing lease is written down to the present value of the expected future cash flows. In cases where expected future cash flows are not readily determinable, the loan or direct financing lease is written down to the fair value of the collateral. The fair value of the loan or direct financing lease is determined by market research, which includes valuing the property as a nursing home as well as other alternative uses.

We also refer to our disclosure in Note 5 to our consolidated financial statements “Mortgage Notes Receivable” sub note (1) which states:

As of December 31, 2013 and 2014, we have no allowance for loan loss for any of our mortgages.

We believe we have met the objectives of this disclosure requirement.

Note 20 – Consolidating Financial Statements, page F-40

5.          Please tell us how you determined it was not necessary to provide a consolidating statement of cash flows. Please refer to Rule 3-10 of Regulation S-X.

U. S. Securities and Exchange Commission

May 21, 2015

Response: For the periods ending December 31, 2014 and 2013, 2012 we did not include the consolidating statement of cash flows in Note 20 - Consolidating Financial Statements because we determined the disclosure was immaterial given the limited nature of the non-guarantor subsidiaries activities. We note that the non-guarantor subsidiaries relate to the subsidiaries that have secured HUD debt associated with them. Due to the regulations regarding HUD debt, we have not historically engaged in investing activities with the subsidiaries. Accordingly, the cash flow activity of the non-guarantor subsidiaries has historically been limited primarily to operating activity or operating cash flows and financing activity primarily related to scheduled principal payments on the HUD debt, both of which we believe we have adequately disclosed. We note the following disclosure regarding our operating cash flow within Note 20:

For the years ended December 31, 2014 and 2013, the operating cash flow of the non-guarantor subsidiaries approximated net income of the non-guarantor subsidiaries, adjusted for depreciation and amortization expense and rent recorded on a straight-line basis.

In addition, we note the following disclosure regarding the investing and financing activity within Note 20:

For the years ended December 31, 2014, 2013 and 2012, the non-guarantor subsidiaries did not engage in investing or financing activities other than the principal payment of $4.4 million, $4.0 million and $3.1 million, respectively for the HUD mortgages on the facilities owned by the non-guarantor subsidiaries. All of the Subsidiary Guarantors of our outstanding Senior Notes and 2014 Credit Facilities, and all of our non-guarantor subsidiaries, are 100% owned by Omega.

We believe the above noted disclosures adequately reflect the cash flow activities of the non-guarantor subsidiaries for the periods presented. We also note that a significant portion of the HUD debt outstanding as of December 31, 2014 was retired in early 2015. As a result, in 2015, we will remove the unrestricted status of these subsidiaries resulting in us retroactively eliminating all assets, liabilities and operating activities associated with these non-guarantor subsidiaries from the non-guarantor subsidiaries column in our consolidating financial statements. In doing so, we will further reduce the materiality of the cash flow activities of the non-guarantor subsidiaries.

Effective April 1, 2015 we closed on the acquisition of Aviv REIT, Inc. (Aviv) via merger. The acquisition of Aviv creates increased complexities regarding our non-guarantor subsidiary activity, including the potential for investing activity. Accordingly, beginning with the second quarter of 2015, we will provide a consolidating statement of cash flows within our disclosures in future Exchange Act filings.

U. S. Securities and Exchange Commission

May 21, 2015

In connection with this response letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments. We sincerely hope that the staff views our responses as complete and would very much appreciate the staff contacting us as soon as practicable to inform us if any further information is required in connection with its review.

If you have any questions or if we can be of further assistance to you in the review process, please call me at 410/427-1728. Our fax number 410/427-8828.

OMEGA HEALTHCARE INVESTORS, INC.

By: /s/ Michael Ritz
Michael Ritz
Chief Accounting Officer

MDR/dmt

Enclosures

cc:	Tom Kluck
Rahul Patel
Isaac Esquivel
U.S. Securities and Exchange Commission

Bob Stephenson

Omega Healthcare Investors, Inc.

Eliot Robinson

Terrence A. Childers

Jared Seff

Bryan Cave LLP